Exhibit 4.10

CURALEAF HOLDINGS, INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1                                                            Identity of Company

1.1                               Name and Address of Company

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”)

666 Burrard Street

Vancouver, British Columbia

V6C 2X8

1.2                               Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this Business Acquisition report:

Joseph Lusardi
Chief Executive Officer
(781) 451-0150

Item 2                                                            Details of Acquisition

2.1                               Nature of Business Acquired

On February 1, 2020 (the “Closing Date”), Curaleaf completed the acquisition of the state regulated cannabis business of Cura Partners, Inc. (“Cura Partners”), owners of the Select brand (“Select”). The acquisition of Cura Partners was completed by way of a merger under the Business Corporation Act of the State of Oregon of a wholly-owned subsidiary of Curaleaf (“Merger Sub”) into Cura Partners, as a result of which the separate corporate existence of Merger Sub ceased, and Cura Partners continued as the surviving corporation and a wholly-owned subsidiary of the Corporation after the merger (the “Acquisition”).

The business of Cura Partners includes Select’s manufacturing, processing, distribution and marketing operations and all adult-use cannabis products marketed under the Select brand name, including all intellectual property.

2.2                               Date of Acquisition

February 1, 2020.

2.3                               Consideration

Under the terms of the Acquisition, the stockholders of Select were entitled to receive an aggregate of 55,000,000 subordinate voting shares (“SVS”) as of the closing of the Acquisition, subject to certain pre-closing adjustments. Based on the closing price of the SVS on the Canadian Securities Exchange (the “CSE”) of C$13.30 on April 30, 2019, being the last trading day prior to announcement of the Acquisition, this represented a closing payment of approximately C$731.5 million, or approximately US$545 million.

Upon closing of the Acquisition (and after taking into account pre-closing adjustments), Curaleaf issued an aggregate of 51,349,625 SVS as consideration for the acquisition of all of the outstanding equity securities of Select, being 48,275,476 issued as closing payment, and an additional 3,074,149 SVS to be held in escrow until the 18-month anniversary of the Closing Date. Based on the closing price of the SVS on the CSE of C$9.39 on January 31, 2020, being the last trading day prior to closing of the Acquisition, this represented a closing payment of approximately C$453 million, or approximately US$343 million.

Additionally, the former shareholders of Cura Partners are eligible to receive certain contingent payments comprised of (i) payments contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select-branded extract sales beginning at a target of US$130 million with maximum achievement at US$250 million to be settled through the issuance of SVS and (ii) up to US$200 million to be settled through the issuance of SVS, contingent upon Curaleaf exceeding certain 2020 fiscal year revenue targets for its combined wholesale extracts business and Select-branded sales. Based on the price of the SVS on the CSE as of the Closing Date, and assuming that all contingent payments are paid to the former shareholders of Cura Partners, approximately 52,000,000 SVS would be issued to the former shareholders of Cura Partners as contingent consideration.

Further information about the Acquisition can be found in the Company’s press releases dated February 3, 2020 and May 1, 2019, the Company’s material change reports dated respectively November 8, 2019 and May 10, 2019, copies of which have been filed under the Company’s profile on SEDAR at www.sedar.com.

2.4                               Effect on Financial Position

Cura Partners became a wholly owned subsidiary of the Company.

Except as disclosed in this business acquisition report, or publicly disclosed and in the ordinary course of business, the Company does not have any current plans or proposals for material changes in the Company’s business affairs, which may have a significant effect on the operations and financial position of the Company.

2.5                               Prior Valuations

No valuation required by Securities legislation or a Canadian exchange to support the consideration paid by the Company pursuant to the Acquisition has been obtained within the past 12 months.

2.6                               Parties to Transaction

Mr. Boris Jordan, the Executive Chairman of the Board and controlling shareholder of the Company, controls Measure 8 Venture Partners LP (“Measure 8”), an alternative investment vehicle created to capitalize on the emergence of the U.S. and global cannabis industry which has invested in several business ventures in the U.S. and global cannabis industry. At the time of the announcement of the Acquisition, Measure 8 owned approximately 3.6% of Cura Partner’s shares of common stock and Measure 8 was also the holder of convertible promissory notes issued by Cura Partners (the “Convertible Notes”) in May 2018.

For the foregoing reasons, Curaleaf determined in May 2019 that the Acquisition constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. For further

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information, please refer to the Company’s material change reports dated respectively November 8, 2019 and May 10, 2019, copies of which have been filed under the Company’s profile on SEDAR at www.sedar.com.

Accordingly, the Acquisition could be interpreted as being with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 — Continuous Disclosure Obligations) of the Company by virtue of the controlling ownership interests of Boris Jordan in both the Company and Cura Partners.

2.7                               Date of Report

May 29, 2020

Item 3                                                            Financial Statements

This Business Acquisition Report includes the restated audited consolidated financial statements of Cura Partners, together with the restated notes thereto and the auditor’s report thereon, as at and for the year ended December 31, 2019, attached hereto as Schedule “A”.

Cautionary Note Regarding Forward-looking Information

Certain statements in this business acquisition report may be considered forward-looking statements, within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of Curaleaf and is based on information currently available to Curaleaf and on assumptions that Curaleaf believes are reasonable. These assumptions include, but are not limited to, the additional consideration that may be payable to Cura Partners former shareholders and to the effect of the Acquisition on the financial position of the Company. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Curaleaf to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; the ability of Curaleaf to successfully integrate the business of Select and their respective corporate cultures; the actual results of future operations; competition; changes in legislation affecting Curaleaf; and lack of qualified, skilled labor or loss of key individuals and the other factors identified in Curaleaf’s Management, Discussion and Analysis filed on SEDAR on March 26, 2020 and available at www.sedar.com. Although Curaleaf has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Curaleaf as of the date of this news release and, accordingly, is subject to change after such date. However, Curaleaf expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SCHEDULE “A”

RESTATED AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CURA PARTNERS

See attached.

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Cura Partners Inc.

Restated Audited Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

Cura Partners Inc.

Restated Audited Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

Management’s Responsibility for Financial Information

The accompanying restated consolidated financial statements and all information in this report were prepared by and are the responsibility of management. The restated consolidated financial statements were prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial information presented elsewhere in this report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls, which provides management with reasonable assurance that financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company’s annual consolidated financial statements and has recommended their approval to the Board of Directors. The shareholders’ auditors and Audit Committee meet with and without management being present.

The restated consolidated financial statements have been audited by the independent registered public accounting firm appointed by the shareholders, Antares Professional Corporation, Chartered Professional Accountants. In that capacity they have issued a report on the consolidated financial statements for the years ended December 31, 2019 and 2018.

/s/ Cameron Forni	/s/ Robert Mestemaker
Cameron Forni	Robert Mestemaker
Chief Executive Officer	VP, Controller

The accompanying notes are an integral part of these restated consolidated financial statements

Independent Auditor’s Report

To the Directors and Shareholders of Cura Partners Inc.:

Opinion

We have audited the restated consolidated financial statements of Cura Partners Inc. and its subsidiaries (the “Company”), which comprise the restated consolidated statement of financial position as at December 31, 2019, and the restated consolidated statement of operations, changes in shareholder’s (deficiency) equity and cash flows for the year then ended, and notes to the restated consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying restated consolidated financial statements present fairly, in all material respects, the restated consolidated financial position of the Company as at December 31, 2019, and its restated consolidated financial performance and its restated consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Restated Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the restated consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter —Restated Consolidated Financial Statements

We draw attention to Note 21 of the restated consolidated financial statements, which describes that the consolidated financial statements that we originally reported on April 9, 2020 have been restated and describes the matter that gave rise to the restatement of the consolidated financial statements. Our opinion is not modified in respect of this matter.

Other Matters

The consolidated financial statements of the Company for the year ended December 31, 2018 were audited by another auditor who expressed a modified opinion on those statements on June 21, 2019. The predecessor auditor was not able to observe the counting of the physical inventories at the beginning of 2017 or satisfy themselves concerning those inventory quantities by alternative means. Since opening inventories affect the determination of the financial performance and cash flows, the predecessor auditor was unable to determine whether any adjustments to the financial performance and cash flows might be necessary for 2017.

Responsibilities of Management and Those Charged with Governance for the Restated Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the restated consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of restated consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the restated consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Auditor’s Responsibilities for the Audit of the Restated Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the restated consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these restated consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•                  Identify and assess the risks of material misstatement of the restated consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•                  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•                  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•                  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the restated consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•                  Evaluate the overall presentation, structure and content of the restated consolidated financial statements, including the disclosures, and whether the restated consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•                  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the restated consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Erkin Atakhanov.

ANTARES PROFESSIONAL CORPORATION

CHARTERED PROFESSIONAL ACCOUNTANTS

Calgary, Alberta	Chartered Professional Accountants
May 28, 2020	Licensed Public Accountants

Antares Professional Corporation, Chartered Professional Accountants

Suite 400, 906 12 Avenue SW, Calgary, Canada T2R 1K7

T: +1 403 375 9955, www.pkfantares.com

Antares Professional Corporation, Chartered Professional Accountants (“PKF Antares”) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Cura Partners Inc.

Restated Consolidated Statements of Financial Position

(expressed in US Dollars)

		Restated - See Note 21
		December 31,	December 31,
	Note	2019	2018
Assets
Current assets
Cash		$15,392,242	$58,124,284
Trade and other receivables, net of allowance	4	10,215,677	24,124,662
Inventories, net	5	18,210,862	17,249,233
Prepaid expenses and other current assets	6	2,808,674	8,308,346
Total current assets		46,627,455	107,806,525
Non-current assets
Deferred tax asset	15	898,856	1,516,279
Property and equipment, net	7	8,904,268	7,374,395
Right-of-use assets		9,795,735	—
Security deposit		699,107	670,238
Goodwill	9	2,149,907	2,149,907
Total non-current assets		22,447,873	11,710,819
Total Assets		$69,075,328	$119,517,344

Liabilities & Shareholders’ (Deficiency) Equity
Current Liabilities
Accounts payable		$4,984,689	$2,791,593
Accrued expenses and other current liabilities	8	13,605,346	15,691,021
Convertible debt, related party, net of discount	9	10,800,000	10,550,584
Current portion of lease liabilities		2,020,402	—
Income tax payable	15	2,404,270	2,324,802
Derivative liabilities	16	44,435,974	50,267,428
Total current liabilities		78,250,681	81,625,428
Deferred tax liability	15	310,551	1,451,578
Lease liabilities		8,595,601	—
Convertible debt, net of discount	9	—	51,947,234
Total liabilities		87,156,833	135,024,240

Commitments and Contingencies
Shareholders’ Equity

Common stock, no par value, 400,000,000 shares authorized 33,294,717 shares issued and outstanding at December 31, 2019 and 27,747,398 at December 31, 2018		126,038,545	36,846,690

Share-Based Reserve		16,640,951	—
Accumulated deficit		(160,761,001)	(52,353,586)
Total Shareholders’ Equity		(18,081,505)	(15,506,896)
Total Shareholders’ Equity and Liabilities		$69,075,328	$119,517,344

The accompanying notes are an integral part of these restated consolidated financial statements

Cura Partners Inc.

Restated Consolidated Statements of Operations

For the years ended December 31, 2019 and 2018

(expressed in US Dollars)

		For the Years ended
		December 31,
		Restated - See Note 21
	Note	2019	2018
Sales		$115,183,667	$117,101,943
Cost of sales		88,439,474	81,822,190
Gross margin		26,744,193	35,279,753
Operating expenses
Selling expenses	12	30,376,517	13,580,698
Administrative expenses	13	49,633,577	30,284,489
Share-based compensation	20	16,640,951	—
Total operating expenses		96,651,045	43,865,187

Loss from operations		(69,906,852)	(8,585,434)

Other (income)/expense
Interest expense	9	14,856,883	2,946,172
Interest expense related to lease liabilities		1,133,589	—
Gain on sale of fixed assets		(2,148,000)	—
Loss on subsidiary investment		2,466,098	—
Other expense		572,166	—
Amortization of debt discount	9	13,626,405	4,342,342
Loss on debt extinguishment	9	—	11,115,433
Change in fair value of derivative liabilities	14	4,470,180	3,872,682
Total other expense		34,977,321	22,276,629
Net loss before taxes		(104,884,173)	(30,862,063)
Income tax provision	15	(3,523,242)	(3,849,207)
Net loss		$(108,407,415)	$(34,711,270)

The accompanying notes are an integral part of these restated consolidated financial statements

Cura Partners Inc.

Restated Consolidated Statement of Cash Flows

For the years ended December 31, 2019 and 2018

(expressed in US Dollars)

	For the Years ended
	December 31,
	Restated - See Note 21
	2019	2018
Cash flows from operating activities
Net loss for the period	$(108,407,415)	$(34,711,270)
Adjustments for non cash expenses
Amortization of debt discount	13,626,405	4,342,342
Share-based compensation	16,640,951	—
Bad debt expense	12,075,891	6,555,000
Interest expense related to lease liabilities	1,133,589	—
Gain on sale of assets	(2,148,000)	—
Loss on subsidiary investment	2,466,098	—
Depreciation and amortization	4,321,774	1,061,711
Interest expense	14,856,883	11,115,433
Inventory reserve	4,535,684	1,985,765
Change in fair value of derivative liabilities	4,470,180	3,872,682
Deferred tax gain	(523,604)	731,062
Other non-cash gain	(291,732)	—
Change in operating assets and liabilities other than cash
Trade & other receivables	1,833,094	(28,420,684)
Prepaid expenses and other current assets	5,499,672	(8,173,899)
Inventories	(17,796,809)	(9,289,814)
Security deposit	(28,869)	(670,238)
Accounts payable	2,707,952	(1,293,633)
Accrued expenses and other current liabilities	(3,376,558)	14,929,686
Income tax payable	79,468	(2,343,660)
Cash used in operating activities	(48,325,346)	(40,309,517)
Cash flows from investing activities
Purchases of property and equipment	(6,600,416)	(5,647,195)
Proceeds from sales of assets	12,660,000	—
Sale of property and equipment	3,034,249	—
Cash used in investing activities	9,093,833	(5,647,195)

Cash flows from financing activities
Proceeds from convertible debt	—	89,284,000
Proceeds from convertible debt, related party	—	12,650,000
Debt issuance costs paid	—	(4,107,188)
Lease liability payments	(3,500,529)	—
Proceeds from line of credit, related party, net of repayments	—	(170,000)
Repayment of note payable	—	(575,876)
Repayment of related party note payable	—	(10,500,000)
Prepayment penalty on extinguishment of related party note payable	—	(5,625,000)
Shares sold for cash	—	17,035,000
Cash (used)/provided by financing activities	(3,500,529)	97,990,936

(Decrease)/Increase in cash during the year	(42,732,042)	52,034,224
Cash, beginning of period	58,124,284	6,090,060
Cash, end of period	$15,392,242	$58,124,284

Non-cash investing and financing activities
Conversion of convertible debentures to equity	$89,191,857	$—
Recognition of ROU assets and lease liabilities, net	$4,320,797	$—
Conversion option recognized as debt discount	$—	$7,806,760
Conversion option recognized as debt discount, related party	$—	$31,663,480

Supplementary Information:
Interest Paid	$1,315,081	$367,930
Income Taxes Paid	$3,967,378	$5,861,238

The accompanying notes are an integral part of these restated consolidated financial statements

Cura Partners Inc.

Restated Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

For the years ended December 31, 2019 and 2018

(expressed in US Dollars)

	No Par Common Stock			Restated-See Note 21	Accumulated	Total
	Note	Shares	Amount	Share-Based Reserve	Deficit	Equity
Balance, January 1, 2018		26,315,989	$19,811,690		$(17,642,316)	$2,169,374
Common stock sold for cash	10	1,431,409	17,035,000			17,035,000
Net loss					(34,711,270)	(34,711,270)
Balance, December 31, 2018		27,747,398	36,846,690		(52,353,586)	(15,506,896)
Net issuance of shares	9b, 10	2,665,287	89,191,855			89,191,855
Shared based compensation	20			16,640,951		16,640,951
Net loss					(108,407,415)	(108,407,415)
Balance, December 31, 2019		30,412,685	$126,038,545	$16,640,951	$(160,761,001)	$(18,081,505)

The accompanying notes are an integral part of these restated consolidated financial statements

Cura Partners Inc.

Restated Notes to the Consolidated Financial Statements

For years ended December 31, 2019 and 2018

(expressed in US Dollars except as otherwise indicated)

1. NATURE OF OPERATIONS

Cura Partners Inc. (“Cura” or the “Company”) earns revenue from the production and sale of cannabis oil. The Company was organized on May 8, 2014 as “Terwilliger Partners, LLC” under the Oregon Limited Liability Company Act. On May 19, 2017, the Company filed articles of amendment with the Oregon Secretary of State changing its name to “Cura Partners, LLC.” On February 2, 2018, the Company approved a Plan of Conversion and Articles of Conversion (Articles of Incorporation) to convert the Company from a limited liability company to a corporation under its current name, “Cura Partners Inc.”. The Company has not altered their tax filing methodology. The Company maintains its corporate headquarters in Portland, Oregon. These consolidated financial statements for the years ended December 31, 2019 and 2018 include Cura Partners Inc. and its wholly-owned subsidiaries. (see Note 2- Summary of Significant Accounting Policies — Basis of consolidation).

Liquidity and Management’s Plans

As of December 31, 2019, the Company had an accumulated deficit of $160,761,001 and negative working capital of $31,623,226. During the year ended December 31, 2019, the Company had a net loss of $108,407,415 and used cash in operations of $48,325,346. For the year ended December 31, 2018, the Company had a net loss of $34,711,270 and used cash in operations of $40,309,517. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date these financial statements are available to be issued. On February 1, 2020 the Company was acquired by Curaleaf Holdings, Inc. (“Curaleaf”) which alleviated the substantial doubt (Note 22 - Subsequent Events).

The Company’s business activities, and the business activities of its subsidiaries, which operate in jurisdictions where the use of marijuana has been legalized under U.S. state and local laws, currently are illegal under U.S. federal law. The U.S. Controlled Substances Act classifies marijuana as a Schedule-1 controlled substance. Any proceeding that may be brought against the Company could have a material adverse effect on the Company’s business plans, financial condition and results of operations.

The Company believes that it has sufficient capital to meet its operating expenses and obligations for the next twelve months from the date these financial statements are available to be issued. The Company continues to market its products and to develop sales opportunities that could result in additional sales of its products in the future. However, if other unanticipated difficulties arise, the Company may be required to obtain funding from Cura’s parent organization, Curaleaf, to support its operations until such time as additional capital becomes available. These activities would necessitate the Company to slow its rate of spending and extend its use of cash until additional capital is raised. There can be no assurance that such a plan will be successful. There is no assurance that additional financing will be available when needed or that the Company will be able to obtain such financing on reasonable terms.

Approval of Financial Statements

These consolidated financial statements were approved and authorized for issue by the Management on May 28, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The functional currency of the Company and its subsidiaries is the United States Dollar (“USD”). The consolidated financial statements, which are presented in USD (unless otherwise stated), have been prepared under the historical cost convention, as modified by the measurement at fair value of certain financial assets and financial liabilities. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and including interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

	State of	December 31,2019	December 31,2018
Business Name	Operations	Ownership %	Ownership %
Cura CS, LLC	OR	100%	100%
Cura CA LLC	CA	100%	100%
Cura Wellness LLC	OR	100%	100%
Cura Licensing LLC	OR	100%	100%
Cura NV LLC	NV	100%	100%
Cura AZ LLC	AZ	100%	100%
Cura MI LLC	MI	100%	100%
Michigan Oil Service Company LLC	MI	100%	100%
Cura Select OK LLC	OK	100%	100%
Select House LLC	OR	100%	100%
Cura CO LLC	CO	100%	0%
Garden of Weeden, Inc.	CA	100%	100%
Cura Select Canada Ltd.	Canada	100%	100%

All significant intercompany balances and transactions were eliminated in consolidation.

Accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the year.

Financial statement items subject to significant management judgment include:

•                  Valuation of deferred income tax assets – The valuation of deferred income tax assets requires judgment on their recoverability. Such judgments are made based on management’s estimate on the timing and amount of the Company’s future taxable earnings (see Note 15- Income Taxes).

•                  Application of IRS Code to cannabis related businesses - Presently, the Internal Revenue Service (“IRS”) does not have a published position on the tax treatment of cannabis related businesses or the application of Internal Revenue Code (“IRC”) Sections 263A, 280E, and 471 to such businesses. Consequently, significant judgment has been employed in the preparation of the Company’s tax provisions.

Financial statement items subject to significant management estimates include:

•                  Allowance for doubtful accounts – The valuation of allowances for uncollectible trade receivables requires assumptions including estimated credit losses based on customer history, industry concentrations, and the Company’s knowledge of the financial conditions of its customers. Uncertainty relates to the actual collectability of customer balances that can vary based on management’s estimates and judgment (See - Note 4 and Note 14).

•                  Allowance for inventory obsolescence – The Company estimates inventory obsolescence allowances for potential losses resulting from inventory that cannot be processed and/or sold to customers. Additional allowances may be required if the physical condition of inventory deteriorates or customer requirements change.

•                  Measurement of impairment in assets – The active market or a binding sale agreement provides the best evidence for determination of fair value, but where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the assets or its value in use, which is equal to the present value of future cash flows expected to be derived from the use and sale of the assets. Management exercises judgment to determine whether indicators of impairment exist, and if so, management must estimate the timing and amount of future cash flows from sales. There were no indicators of impairment as of December 31, 2019 and 2018.

•                  Goodwill – Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill has been impaired. In order to determine if the value of goodwill has been impaired, the cash-generating units (“CGU”) to which goodwill has been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical resulted business plans, forecasts and market data.

Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

•                 Share-based payment arrangements - The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

While management believes that its estimates and judgments are reasonable, actual results may differ materially from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash consists of vault cash and bank deposits within regular checking accounts. Such bank deposits are not federally insured.

Financial instruments

The Company adopted IFRS 9: Financial Instruments, on January 1, 2018, replacing IAS 39: Financial Instruments, Recognition and Measurement.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Financial assets and financial liabilities are recognized on the statements of financial position at the time the Company becomes a party to the contractual provisions of the financial instrument.

Under IFRS 9, financial instruments are initially measured at fair value, plus in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs. Subsequently, all assets within scope of IFRS 9 are measured at:

•                  Amortized cost;

•                  Fair value through other comprehensive income (“FVOCI”); or

•                  Fair value through profit or loss (“FVTPL”).

The classification is based on whether the contractual cash flows give rise to payments on specified dates that are solely payments of principal and interest and the objective of the Company’s business model is to hold assets only to collect cash flows, or to collect cash flows and to sell. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The impairment requirements under IFRS 9 are based on an expected credit loss model, replacing the IAS 39 incurred loss model. The expected credit loss model applies to debt instruments recorded at amortized cost or at FVOCI, such as loans, debt and most loan commitments and financial guarantee contracts.

Inventory

Raw materials are valued at the lower of cost or net realizable value. Finished goods and work in process are valued at the lower of cost or net realizable value and consist of the following costs: raw materials, direct and indirect labor and the applicable share of manufacturing overhead. Net realizable value is estimated based on the amount at which inventories are expected to be sold, taking into account estimated costs necessary to make the sale. The difference between cost and net realizable value is recorded as inventory reserve. Finished goods are determined on a first-in, first-out basis. Raw materials are recorded on an actual cost basis.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and impairment charges, and are depreciated on a straight-line basis over estimated useful lives using the following annual rates:

Building leasehold improvements	20-33%
Computers	20-33%
Equipment	20%
Production equipment	20%
Furniture and fixtures	33%
Vehicles	33%
Software	33%

Financed lease equipment and leasehold improvements are depreciated on a straight-line basis over the shorter of the useful life of the leasehold improvements or the initial lease term. Construction in progress is not depreciated until the underlying asset is placed into service. Repairs and maintenance costs are charged to operations as incurred.

Goodwill

The Company’s goodwill is related to the 2016 purchase of Select Strains, a manufacturer of cannabis oils. Goodwill is not subject to amortization. The Company tests for impairment of goodwill on an annual basis and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s annual test for impairment is performed as of the date of its consolidated balance sheet. The Company considers cannabis oil production to be its sole cash generating unit (“CGU”). Impairment is determined for goodwill by assessing if the carrying value of its CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The fair value is determined using market related valuation models including earnings multiples. If the fair value is less than the carrying value, the asset is considered impaired. Based upon the use of the fair value model, there has been no impairment to the value of recorded goodwill during the years ended December 31, 2019 and 2018.

Impairment of assets

Long-lived assets subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Long-lived assets that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Leases and lease inducements

Leasing Arrangements effective January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract contains the right to control the use of the identified asset, the Company assesses whether:

•                  The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•                  The Company has the right to obtain substantially all of the economic benefits from use of the asset through the period of use; and

•                  The Company has the right to direct the use of the asset. The Company has this right when it has the decisionmaking rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•                  fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•                  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•                  amounts expected to be payable under a residual value guarantee;

•                  exercise prices of purchase options if the Company are reasonably certain to exercise that option; and

•                  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to net earnings.

The Company will elect not to recognize assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company will elect to apply the practical expedient to account for each lease component and any non-lease components as a single lease component.

Lease Arrangements effective 2018

Prior to January 1, 2019, the Company accounted for lease arrangements in accordance with IAS 17, Leases. Accordingly, the Company classified any lease that substantially transferred the risks and rewards of ownership to the Company as a finance lease. Any lease not deemed a finance lease was designated as an operating lease.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use an asset.

Finance leases are recognized as assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments at lease inception date. Finance lease assets are shown as part of property, plant and equipment in the consolidated statements of financial position. Amortization of finance lease assets are included within amortization costs on the consolidated statements of operations. Lease payments on finance lease liabilities are allocated between the lease liability and finance cost. The finance cost, or amortization of the discount, on the lease liability is charged to the Consolidated Statements of Operation using the effective interest method to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period.

Operating lease payments are recognized as an operating cost in the consolidated statements of operations on a straight-line basis over the lease term.

Equity

Common Stock: Common stock issued by the Company is classified as equity and proceeds from the issuance of common stock are included in equity, net of any share issuance costs, such as commissions paid to underwriters or legal fees.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services supplied, stated net of discounts, rebates and purchase taxes. The cost of customer promotions and bonuses are deducted from revenue. The Company recognizes revenue at the point the customer obtains controls of the goods and the Company satisfies its performance obligation, which is generally at the time it transfers the product to the customer and it is probable that future economic benefits will flow to the entity, which is based on the customer’s ability and intent to pay as amounts become due. A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Income taxes

All entities are taxed as corporations and are on the accrual basis of accounting for tax purposes with the exception of Cura Wellness LLC, which is taxed on the cash basis of accounting for tax purposes. On February 2, 2018, Cura approved a Plan of Conversion and Articles of Conversion (“Articles of Incorporation”) to convert the Company from a limited liability company to a corporation in a tax-free reorganization (see Note 10 — Shareholders’ Deficiency for additional details).

Income tax expense comprises current and deferred tax. It is recognized in the consolidated statement of profits and losses except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Interest and penalties related to income taxes, , are accounted for under IAS 37 — Provision, Contingent Liabilities and Contingent Assets. Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable with respect to previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset only if certain criteria are met.

The Company classifies income tax related interest and penalties within administrative expenses on its consolidated statements of operations. The Company recorded $192,762 and $106,331 of interest and penalties during the years ended December 31, 2019 and 2018, respectively.

3.              RECENT ACCOUNTING STANDARDS

New accounting standards recently applied

The Company adopted the following standards and amendments to accounting standards:

On January 1, 2019 the Company adopted IFRS 16, Leases (“IFRS 16”), which increased transparency and comparability among organizations by recognizing right-of-use (“ROU”) assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. The updated guidance requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases.

The Company adopted this standard utilizing the modified retrospective approach. The comparative prior period has not been restated and continues to be reported under the accounting standards in effect for those periods. The adoption of IFRS 16 resulted in a recognition of ROU assets of $17,407,633 with corresponding lease liabilities of $17,617,973. At adoption, the measurement of the lease liabilities utilized the remaining minimum rental payments as defined under the previous accounting standard and the incremental borrowing rate as of January 1, 2019. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate of 9.00%. The Company has elected not to recognize right-of-use assets and lease liabilities for short term leases of 12 months or less and leases of low-value assets. The Company recognizes lease payments associated with these leases as expense on a straight-line basis over the lease term.

The adoption of IFRS 16 resulted in the recognition of additional right of use assets and lease liabilities on the balance sheet, and a corresponding increase in depreciation and interest expense. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the consolidated statement of cash flows as opposed to operating cash flows.

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019, with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the consolidated financial statements.

New accounting standards issued but not yet applied

The IASB has issued the following standards which has not yet been adopted by the Company:

•                  On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company will apply the requirements of the amendments to transactions entered into after January 1, 2020.

On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective from January 1, 2020, and the Company does not anticipate any impact related to the amendments.

4.              TRADE AND OTHER RECEIVABLES

	December 31,
	2019	2018
Trade accounts receivable	$25,018,010	$30,508,866
Less: allowance for doubtful accounts	(14,802,333)	(6,384,204)
Total trade and other receivables, net of allowance	$10,215,677	$24,124,662

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

Write offs of trade receivables for the years ended December 31, 2019 and 2018 amounted to $3,657,762 and $232,697, respectively. Refer to Note 14 — Financial Instruments — Fair Value and Risks - (i) for the continuity schedule of allowance for trade receivables.

5.              INVENTORIES

	December 31,
	2019	2018
Raw materials	$14,982,888	$12,599,642
Work-in-process	443,463	182,865
Finished goods	7,320,195	4,466,726
Inventory Reserve	(4,535,684)	—
Total	$18,210,862	$17,249,233

During the years ended December 31, 2019 and 2018, inventories in the amount of $55,987,156 and $49,853,515, respectively, were charged to cost of sales in the accompanying consolidated statements of operations. Other costs charged to cost of sales include primarily testing, labor and other supplies. Write offs of inventory for the years ended December 31, 2019 and 2018 amounted to $2,501,220 and $1,985,765, respectively.

6.              PREPAID EXPENSES

Prepaid expenses and other current assets consist of the following:

	December 31,
	2019	2018
Prepaid rent expense	$171,023	$175,991
Prepaid inventory	1,351,039	7,230,197
Prepaid licenses	235,769	—
Prepaid software	411,823	—
Prepaid insurance	319,766	228,485
Other prepaid expenses	202,660	419,976
Other current assets	116,594	253,697
Total	$2,808,674	$8,308,346

7.              PROPERTY AND EQUIPMENT

	Buildings &					Construction
	Leasehold	Information	Production	Furniture &		in
Cost	Improvements	Technology	Equipment	Fixtures	Vehicles	Progress	Total
Balance, January 1, 2018	1,233,653	14,469	1,625,901	109,775	256,188	—	3,239,986
2018 Additions	1,671,553	383,325	1,516,667	95,589	328,018	1,773,027	5,768,179
2018 Disposals	(21,261)	—	—	—	—	—	(21,261)
Balance, December 31, 2018	2,883,945	397,794	3,142,568	205,364	584,206	1,773,027	8,986,904
2019 Additions	894,551	1,183,085	1,280,123	10,286	275,743	2,956,628	6,600,416
2019 Disposals	(277,718)	(492,720)	(735,412)	(146,801)	(93,816)	(1,773,027)	(3,519,494)
Balance, December 31, 2019	3,500,778	1,088,159	3,687,279	68,849	766,133	2,956,628	12,067,826

Depreciation
Balance, January 1, 2018	149,178	1,401	347,303	12,925	50,959	—	561,766
2018 Depreciation	412,886	27,960	437,287	35,590	137,020	—	1,050,743
2018 Disposals	—	—	—	—	—	—	—
Balance, December 31, 2018	562,064	29,361	784,590	48,515	187,979	—	1,612,509
2019 Depreciation	739,738	310,964	790,921	40,349	244,233	—	2,126,205
2019 Disposals	(57,411)	(52,849)	(344,796)	(57,497)	(62,603)	—	(575,156)
Balance, December 31, 2019	1,244,391	287,476	1,230,715	31,367	369,609	—	3,163,558

Carrying Amounts
At December 31, 2018	2,321,881	368,433	2,357,978	156,849	396,227	1,773,027	7,374,395
At December 31, 2019	2,256,387	800,683	2,456,564	37,482	396,524	2,956,628	8,904,268

Total depreciation expense of $2,126,205 and $1,050,743 for the years ended December 31, 2019 and 2018, respectively, includes $1,571,724 and $742,877 recognized as cost of goods sold and $554,481 and $496,262 recognized as part of operating expenses in the consolidated statement of profits and losses.

Certain asset classes from the prior year were reclassed to conform with the current year presentation.

8.              ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2019	2018
Accrued inventory purchases	2,608,186	2,989,831
Accrued compensation	1,800,452	1,085,860
Accrued expenses	2,583,611	3,318,272
Accrued royalties	181,570	—
Accrued interest payable	3,655,044	2,349,161
Sales, excise and cultivation tax payable	2,053,401	3,877,756
Other current liabilities	723,082	2,070,141
Total	$13,605,346	$15,691,021

9.              NOTES PAYABLE

The Company’s debt obligations consist of the following:

		December 31,
Convertible Debt to Related Parties, Net of Discount	Note	2019	2018
Convertible Note, related parties	a	$27,000,000	$27,000,000
Convertible Debenture, related parties	b	—	12,650,000
Total convertible debt, related parties		27,000,000	39,650,000
Less: debt discount	a,b	(16,200,000)	(29,099,416)
Total convertible debt, related parties, net		10,800,000	10,550,584
Less: current portion		—	—
Total convertible debt, related parties, net		$10,800,000	$10,550,584

		December 31,
Convertible Debenture, Net of Discount	Note	2019	2018
Convertible Debenture	b	—	62,284,000
Less: debt discount	b	—	(10,336,766)
Total Convertible Debenture, net		$—	$51,947,234

a                            Secured Convertible Promissory Note to related party (the “Convertible Note”)

On May 22, 2018, the Company issued a secured convertible promissory note to a company owned and managed by a director of the Company. The Convertible Note has a principal amount of $27,000,000, which included an original principal amount of $25,000,000, together with an additional disbursement to the Company of $2,000,000 with the consent of the lender. As of December 31, 2019, the outstanding balance of this note, inclusive of accrued interest, is $30,655,044. A portion of the proceeds of the Convertible Note in the amount of $16,125,000 was used to pay the remaining balance and interest due on the related party Promissory Note (see Related Party Note Payable, below).

The Convertible Note accrues interest at 8% per annum and matures on May 22, 2021. The Convertible Note is convertible at the option of the holder and is mandatorily converted in the event of a go-public transaction (“Go-Public Transaction”) . The conversion price is the price equal to the lesser of (i) 75% of the selling price of the common stock, or (ii) the default conversion price, defined as $400 million divided by the number of common shares outstanding. Due to this provision, the embedded conversion option qualifies for derivative accounting and bifurcation under IFRS 9 “Financial Instruments”. The initial fair value of the derivative liability of $30,077,912 and cash financing costs of $20,354 were recorded as a discount to the Convertible Note, of which $3,098,266 was immediately amortized and the remainder is being amortized over the term of the convertible note, using the effective interest method. As of December 31, 2019, the carrying value of the Convertible Note was $10,800,000.

Immediately prior to the closing of Curaleaf’s acquisition of Cura (see Note 19 - Subsequent Events) all outstanding principal under the Convertible Note plus all accrued and unaccrued interest accrued was converted into shares of Cura.

b                 Convertible Debenture

On October 30, 2018, the Company closed a $74,934,000 financing consisting of unsecured convertible debentures (“Debenture”) at an issue price of $1,000 per Debenture. Of the gross proceeds received, $150,000 and $12,500,000 were received from the Company’s former CFO and a member of the Board of Directors, respectively. Each Debenture and the accrued and unpaid interest will be convertible into equity securities of the Company which will automatically be converted into the same type of security issued in connection with a potential Go-Public Transaction at a price equal to the lesser of:

(a)         in the event that:

(i) the Go-Public Transaction occurs on or before March 31, 2019, a 25% discount to the issue price;

(b)         (ii) the Go Public Transaction occurs after March 31, 2019 but before the maturity date, a 30% discount to the issue price; a price per unit reflecting a pre-money valuation of the Company equal to $1.125 billion.

The Debenture has a term of 24 months, matures on October 20, 2020 (“Maturity Date”) and bears interest at the rate of 8.0% per annum.

The initial fair value of the conversion option of $9,392,328 was recorded as a derivative liability and debt discount. Cash financing costs of $4,086,281 were also recorded as a discount to the Debenture. Of the aggregate debt discount of $13,478,609, $2,275,394 was allocated to convertible debt related parties. During the year ended December 31, 2018, the Company recorded amortization of debt discount of $1,042,427 related to the Debenture.

On May 1, 2019, the Company modified the terms of the Debenture, including those terms related to the conversion feature. This modification resulted in the conversion of the $74,934,000 principal amount of the

Debenture, accrued interest to maturity and the debt discount for a total consideration of $89,191,855 into the issuance of 2,498,320 common shares.

10. SHAREHOLDERS’ (DEFICIENCY) EQUITY

On February 2, 2018, the Company approved a Plan of Conversion and Articles of Conversion (Articles of Incorporation) to convert the Company from a limited liability company to a corporation in a tax-free reorganization. Pursuant to the Articles of Incorporation, the Company is authorized to issue 400,000,000 no-par-value common shares, of which 30,412,685 and 27,747,398 are issued and outstanding as of December 31, 2019 and 2018.

Pursuant to the Plan of Conversion, each membership unit of the LLC was converted into 100 shares of the Company’s common stock, such that the 263,160 membership units outstanding were converted into 26,144,601 shares of the Company’s common stock. Consequently, the Company has recapitalized its shareholders’ equity and the effect of the recapitalization has been applied retrospectively for the years ended December 31, 2018 and 2017 on the Company’s financial statements.

During the year ended December 31, 2018, the Company sold 1,431,409 shares of its common stock for cash proceeds of $17,035,000. During the year ended December 31, 2019, the Company issued an additional 168,634 shares to existing shareholders and 1,667 shares were redeemed from an individual shareholder.

11. WARRANTS

The following table summarizes warrant activity for the years ended December 31, 2019 and 2018:

	Membership’ Units		Common Stock
		Weighted		Weighted	Fair value
	Warrants	average	Warrants	average	at date
Warrants	outstanding	exercise price	outstanding	exercise price	of grant
Outstanding, December 31, 2017	4,822.52	1,095.06	—	—	4,089,252
Anti-dilution adjustment	117.60	1,415.01	—	—	—
Membership units converted to common stock	(4,940.12)	1,053.00	494,012	10.53	(4,089,252)
Outstanding, December 31, 2018	—	$—	494,012	$10.53	$—
Outstanding, December 31, 2019	—	$—	494,012	$10.53	$—

The following table summarizes information related to warrants outstanding at December 31, 2019:

Warrants Outstanding			Warrants Exercisable
			Weighted
			average
		Outstanding at	remaining	Exercisable at
		December 31,	contractual	December 31,
	Exercise price	2019	life	2019
Original Issue Warrants	$7.47	267,866	3.8	267,866
Second Amendment Warrants	14.15	226,146	4.0	226,146
		494,012	3.9	494,012

Warrants are measured at the fair value of the equity instruments granted on the grant date were measured using the following weighted average assumptions such as peer group volatility, dividend yield, and treasury bill risk-free interest rate, the expected life:

	2019	2018
Risk-free interest rate	2.00%	2.00%
Expected volatility	100%	80% - 139%
Expected life	1 year	5 years
Expected dividends	0.00%	0.00%

See Note 9 — Notes Payable and Note 14 — Financial Instruments — Fair value and Risks for additional details regarding the Original Issue Warrant and Third Amendment Warrant.

12. SELLING EXPENSES

The following are expenses classified as selling expenses on the consolidated statements of operations:

	Years Ended December 31,
	2019	2018
Salaries & Benefits	$8,612,684	$6,807,745
Commission	2,723,685	421,731
Travel & Entertainment	1,995,874	1,438,379
Marketing Expenses	16,049,090	4,146,728
Other Expenses	995,184	766,115
Total	$30,376,517	$13,580,698

13. ADMINISTRATIVE EXPENSES

The following are expenses classified as administrative expenses on the consolidated statements of operations:

		Years Ended December 31,
		2019	2018
Salaries & Benefits		$13,696,065	$7,946,487
Travel & Entertainment		1,416,818	1,254,877
Office Supplies & Equipment		6,836,554	4,834,289
Professional Fees		10,178,677	4,728,233
Provision for bad debts	(Note 4,14)	12,075,891	6,555,000
Insurance		1,462,246	492,787
Utilities		330,735	149,310
Security		2,146,207	823,200
Rent		1,055,052	1,639,693
Other		435,332	1,860,613
Total		$49,633,577	$30,284,489

14. FINANCIAL INSTRUMENTS — FAIR VALUE AND RISKS

IFRS 7 - Financial Instruments: Disclosures establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1                                quoted prices in active markets for identical assets or liabilities;

Level 2                                inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3                                inputs for the asset or liability that are not based upon observable market data.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments.

The component of the Company’s long-term debt attributed to the host liability is recorded at amortized cost for the debentures and convertible promissory notes.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2019 and 2018, the Company’s derivative liabilities are categorized as Level 3.

The following table sets forth a summary of the changes in the fair value of Level 3 warrant liabilities and embedded conversion options, that are measured at fair value on a recurring basis:

		Years Ended December 31,
	Note	2019	2018
Derivative Liabilities
Beginning balance		$50,267,428	$6,924,506
Issuance of derivative liabilities:
Warrant derivatives:
Embedded conversion option:
Convertible Debt	9a	—	30,077,912
Debentures	9b	—	9,392,328
Conversion of convertible debentures	9b	(10,301,633)	—
Change in fair value of derivative liabilities		4,470,180	3,872,682
Ending balance		$44,435,975	$50,267,428

Assets and liabilities measured at fair value on a recurring basis are as follows:

As of December 31, 2019	Note	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant derivatives:
Original Issue Warrant	9	$—	$—	$3,601,481	$3,601,481
Third Amendment Warrant	9	—	—	1,716,487	1,716,487
Embedded conversion option:
Convertible Debt	9	—	—	39,118,007	39,118,007
Debentures	9	—	—	—	—
Total		$—	$—	$44,435,975	$44,435,975

As of December 31, 2018	Note	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant derivatives:
Original Issue Warrant	9	$—	$—	$2,794,681	$2,794,681
Third Amendment Warrant	9	—	—	2,050,002	2,050,002
Embedded conversion option:
Convertible Debt	9	—	—	9,949,892	9,949,892
Debentures	9	—	—	35,472,853	35,472,853
Total		$—	$—	$50,267,428	$50,267,428

The fair value of derivative liabilities was estimated using a Monte Carlo simulation with the following assumptions for each period which took into account variables such as peer group volatility, dividend yield, and treasury bill risk-free interest rate, their contractual life and the probability of the consummation of the Go-Public Transaction:

	Years Ended December 31,
	2019	2018
Risk-free interest rate	2.00%	2.00%
Annual volatility	100%	80% - 139%
Contractual term	4.0 - 5 years	4.0 - 5 years
Expected dividend rate	0%	0%
Go-Public Transaction probability	100%	100%

i Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The amounts reported in the consolidated balance sheets are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The Company has not adopted credit policies in an effort to minimize those risks. The carrying value of trade and other receivables represent the Company’s maximum exposure to credit risk.

The following table reflects the balance and age of trade receivables as at December 31, 2019 and 2018 (see Note 5 — Trade and Other Receivables for additional details):

	December 31,
	2019	2018
Allowance for Trade Receivables - beginning of period	$6,384,204	$61,901
Adjustment for uncollectible accounts	12,075,891	6,555,000
Amounts written off	(3,657,762)	(232,697)
Allowance for trade receivables - end of period	$14,802,333	$6,384,204

The following table reflects the changes in the allowance for trade receivables during the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
Trade and other receivables	$25,018,010	$30,508,866
Percentage outstanding more than 30 days	71%	28%
Percentage outstanding more than 90 days	55%	11%

ii Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities.

The table below reflects the contractual obligations of the Company’s undiscounted cash flows for its financial liabilities as of December 31, 2019:

	Accounts	Total
	payables and	Lease	Contractual
	accruals	Commitments	Obligations
For the years ended December 31,
2020	$18,590,035	$2,020,402	$20,610,437
2021	—	2,237,798	2,237,798
2022	—	2,397,137	2,397,137
2023	—	1,456,814	1,456,814
2024	—	512,451	512,451
Thereafter	—	2,328,873	2,328,873
Total	$18,590,035	$10,953,475	$29,543,510

The following table provides a reconciliation of commitments at December 31, 2018 to the Company’s lease liability as of January 1, 2019 and December 31, 2019:

Disclosed commitments as of December 31, 2018	$22,666,300
Impact of discount	(5,048,327)
Lease liabilty as of January 1, 2019	17,617,973
Lease payments	(3,500,529)
Amortization of discount	1,315,081
New leases acquired	195,670
Early termination of leases	(5,012,192)
Lease liability as of December 31, 2019	$10,616,003

iii Interest rate risk

Interest rate risk relates to changes in interest rates which will affect the Company’s income, or the value of the financial instruments held. The Company is subject to interest rate risk on its cash. However, it does not expect a movement in interest rates to have a significant impact on the Company’s financial position. The Company incurred interest ranging from 8% - 15% from stated rates on debt outstanding during the years ended December 31, 2019 and 2018 (see Note 9 — Notes Payable).

15.  INCOME TAXES

The income tax provision for the years ended December 31, 2019 and 2018 consists of the following:

	Years Ended December 31, 2019
	2019	2018
Current Tax Expense	$(4,046,846)	$(3,118,145)
Deferred Tax Gain/(Expense)	523,604	(731,062)
Income tax provision	$(3,523,242)	$(3,849,207)

Deferred tax assets (liabilities) attributable to differences between the financial statement carrying values of the items listed below and their respective income tax basis (temporary differences) as of December 31, 2019 and 2018 and changes during the years then ended are as follows:

	Net Balance	Recognized	Balance as of December 31, 2019
	as of	In Statement		Deferred	Deferred
	December 31,	of Operations		Tax	Tax
	2018	2019	Net	Asset	Liability
Inventory	$452,748	$496,572	$949,320	$949,320	$—
Property and equipment	(703,157)	706,332	3,175	3,175	—
Cash versus accrual basis of accounting	(1,558,325)	1,028,566	(529,759)	—	(529,759)
Net operating losses	5,623,831	(5,623,831)	—	—	—
Accounts receivable	1,873,436	(1,707,867)	165,569	165,569	—

Tax Assets (liabilities) before set-off	$5,688,532	$(5,100,227)	588,305	1,118,064	(529,759)
Set-off of tax			—	(219,208)	219,208
Net tax assets (liabilities)			$588,305	$898,856	$(310,551)

	Net Balance	Recognized	Balance as of December 31, 2018
	as of	In Statement		Deferred	Deferred
	January 1,	of Operations		Tax	Tax
	2018	2018	Net	Asset	Liability
Inventory	$1,049,165	$(596,417)	$452,748	$452,748	$—
Property and equipment	(264,366)	(438,791)	(703,157)	—	(703,157)
Cash versus accrual basis of accounting	(174,515)	(1,383,810)	(1,558,325)	—	(1,558,325)
Net operating losses	185,480	(185,480)	—	—
Accounts receivable	—	1,873,435	1,873,435	1,873,435	—

Tax Assets (liabilities) before set-off	$795,764	$(731,063)	64,701	2,326,183	(2,261,482)
Set-off of tax				(809,904)	809,904
Net tax assets (liabilities)			$64,701	$1,516,279	$(1,451,578)

The reconciliation of the Federal statutory rates income taxes for the years ended December 31, 2019 and 2018 with the effective tax rate is as follows:

	Years Ended December 31,
	2019		2018
Loss from continuing operations before provision for income taxes	$(104,884,173)		$(30,862,063)
Tax benefit using the Company’s statutory Federal tax rate:	22,025,676	21.0%	6,481,033	21.0%
Tax effect of:
State and local taxes, net of Federal benefit	(549,895)	(0.5)%	(974,852)	(3.2)%
Permanent differences related to non-deductible expenses:
Cost of sales	699,385	0.7%	907,461	2.9%
Operating expenses	(14,849,255)	(14.2)%	(5,629,175)	(18.2)%
Share-based compensation	(3,494,600)	(3.3)%	—	0.0%
Interest expense	(5,981,490)	(5.7)%	(622,804)	(2.0)%
Change in fair value of derivative liabilities	(938,738)	(0.9)%	(813,263)	(2.6)%
Loss on extinguishment of debt	(5)	(0.0)%	(2,334,241)	(7.6)%
Loss on exchange of debt for equity	(324,390)	(0.3)%	(911,892)	(3.0)%
Other	(109,930)	(0.1)%	48,526	0.2%

Effective income tax rate	$(3,523,242)	(3.3)%	$(3,849,207)	(12.5)%

Deferred income tax assets are recognized for tax loss carryforwards to the extent that the realization of the related tax benefit through future taxable profits is probable. As of December 31, 2019 and December 31, 2018, the Company had no Federal net operating loss carryforwards and state net operating loss carry forwards of approximately $110,542,000 and $51,311,00, respectively, which may be used to offset future taxable income through 2038. These net operating loss carryovers may be subject to annual limitations under Internal Revenue Code (IRC) Section 382, and similar state provisions, should there be a greater than 50% ownership change as determined under the applicable income tax regulations. The amount of the limitation would be determined based on the value of the Company immediately prior to the ownership change and subsequent ownership changes could further impact the amount of the annual limitation. An ownership change pursuant to Section 382 may have occurred in the past or could happen in the future such that the NOLs available for utilization could be significantly limited.

As previously indicated, the Company is a cannabis oil and hemp cannabidiol manufacturer and distributor. Presently, the Internal Revenue Service (IRS) does not have a published position on the tax treatment of cannabis related businesses or the application of IRC Sections 263A, 280E, and 471 to such businesses. The Company has thoroughly researched Federal tax laws as currently written and believes that its income tax filing positions will be sustained upon examination. It does not anticipate any adjustments from such examinations that would result in a material adverse effect on the Company’s financial position, results of operations, or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2019 and 2018.

The Company is subject to Federal income taxes and state income taxes for Arizona, California, and Oregon and files income tax returns for each of those jurisdictions. As of December 31, 2019:

a)             Certain Federal income tax returns for the years 2017 and 2018 remain open to examination by the IRS; and

b)             State income tax returns for the year 2015 through 2018 remain open to examination by state tax authorities. Currently no state returns are under examination.

16.       RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors, who control a majority of the outstanding shares of the Company.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Key management personnel received salaries and benefits of $1,511,073 and $1,842,344 during the years ended December 31, 2019 and 2018, respectively. Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended December 31, 2019 and 2018.

There was no compensation paid to the Company’s directors during the year ended December 31, 2018. In 2019, the Company’s directors were paid for attending board meetings. These payments ranged from $10,000-$12,500 depending on board position. During years ended December 31, 2019 and 2018, legal fees in the amount of $982,584 and $669,029, respectively, were paid to a law firm of which a director of the Company is a partner.

During the years ended December 31, 2019 and 2018, the Company entered into the following transactions with directors and officers and corporations controlled by directors and officers of the Company:

a.              On May 22, 2018, a company owed and/or managed by a director issued a secured convertible promissory note totaling $27,000,000 (see Note 9a). Part of the proceeds was used to repay a $10,500,000 principal and $5,625,000 of interest and prepayment penalties related to a note payable due to a former director.

b.              The Company received a revolving line of credit from a company which is 50% owned by a director and officer and made principal repayments of $420,000.

c.               During the year ended December 31, 2019, the Company purchased $467,021 of raw material from a company of which director and officer has 50% ownership.

d.              During the year ended December 31, 2018, the Company received proceeds of $1,500,000 related to the sale of 353,780 membership units to directors and other members of key management personnel, pursuant to a private placement (see Note 10).

On October 30, 2018, $150,000 and $12,500,000, respectively, of convertible debentures were issued to the Company’s CFO and a member of the board of directors (see Note 9b).

17. CAPITAL MANAGEMENT

The Company’s objective in capital management is to maintain a sufficient capital base to support future development, strategic business initiatives, allowing the Company to invest in its future and maintain investor, creditor and supplier confidence, and provide the ability to continue as a going concern.

The Company is not subject to any externally imposed capital requirements and the Company does not use financial ratios to manage capital. There were no changes in the Company’s approach to capital management during the years presented.

18. COMMITMENTS AND CONTINGENCIES

i.             Legal proceedings

The Company may be involved in various disputes, claims, liens and litigation matters arising in the normal course of business. While the outcome of these disputes, claims, liens and litigation matters cannot be predicted with certainty, management, after consulting legal counsel, does not believe that the outcome of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

ii.            Government Regulation

Marijuana is categorized as a Schedule-1 controlled substance by the Drug Enforcement Agency and the United States Department of Justice and is illegal to grow, possess and consume under Federal law. A Schedule-1 controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. However, since 1995, thirty-three states and the District of Columbia have passed state laws that permit doctors to recommend prescribing cannabis for medical-use, and ten states and the District of Columbia have enacted laws that legalize the adult-use of cannabis for any reason. While Federal law still categorizes marijuana as a Schedule-1 controlled substance, the Company manufactures and distributes cannabis oil through its subsidiaries and licensed business partners (see Note 1) in states where it is legal to do so and is not in violation of any applicable State law.

iii.           Executive Agreements

Certain officers of the Company have employment agreements which contain a change of control provision and/or termination of employment provision for payment of severance arrangements. One officer’s employment agreement provides for a severance payment of no less than $5,000,000 (including cash and equity) in the event of termination without Cause or resignation for Good Reason.

iv. Garden of Weeden Inc.

On September 13, 2018, Cura entered into an agreement for the purchase of the right to become the sole owner of Garden of Weeden Inc., a California corporation, for the purpose of holding and applying for certain licenses in California (the “Control Agreement”). The transaction is subject to the completion of several conditions as defined in the Control Agreement including the conversion of Garden of Weeden to a for-profit general stock corporation and the filing of applications for certain licenses by the seller. Pursuant to the Control Agreement, the aggregate consideration of $250,000 is to be paid in installments upon the completion of each of the conditions outlined in the agreement.

v. Select House LLC

On December 4, 2018, Cura formed Select House LLC, a domestic limited liability company registered with the Oregon Secretary of State, as a wholly owned subsidiary of Cura Wellness LLC.

On December 12, 2018, Select House LLC signed a 5-year lease to be commenced at an agreed upon date subject to certain conditions. The lease has a free rent period for the first three months and thereafter a basic rent at $17,395 per month with an annual escalation of 3% per year to a maximum of $19,578 for the fifth year. The Company paid prepaid rent and a security deposit of first and last month rent totaling $36,973.

19.  SALE OF ASSETS

On May 15, 2019 Cura Wellness, LLC (“Wellness”), a subsidiary of the Company entered into a sale and purchase of business assets agreement with Sentia Wellness, Inc. (“Sentia”), whereby Sentia purchased inventory, fixed assets and other certain assets and liabilities from Wellness for $12,660,000.

20.  SHARE-BASED COMPENSATION

During the year ended December 31, 2019, the Company authorized an Omnibus Equity Incentive Plan (“Plan”) as incentive to attract, retain, and reward certain key employees. The Plan provided for the grant of incentive stock options and other share-based awards. In conjunction with Curaleaf’s acquisition of Cura, all unexercised stock options of Cura issued and outstanding under the Plan were converted to receive an equivalent substitute option under Curaleaf’s 2018 Long Term Incentive Plan (the “LTIP”). The Company estimated the fair value of each stock option grant utilizing the Black-Scholes valuation model.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	For the Years ended
	December 31,
	2019	2018
Share price at grant date	$28.54	—
Exercise price	28.54	—
Expected volatility	50.01%	—
Expected life	5.06	—
Expected dividends	—	—
Risk-free interest rate (based on government bonds)	1.45%	—

The expected volatility is estimated based on the historical volatility of a publicly traded set of peer companies. The expected life in years represents the average period of time that options granted are expected to be outstanding. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option program were as follows:

		Weighted
	Number of	average
	options	exercise price
	2019	2019
Outstanding at January 1	—	$—
Granted during the year	1,856,166	28.54
Outstanding at December 31	1,856,166	$28.54
Options exercisable at December 31	1,692,721	$28.54

21.  RESTATEMENT

Subsequent to the issued consolidated financial statements dated April 9, 2020, management determined that there was a misstatement arising from Plan authorized by the Company during the year ended December 31, 2019 (See Note 20).

Line item on the restated consolidated statements of financial position:

		Increase/
	2019	(Decrease)	2019 Restated
Share-Based Reserve	—	16,640,951	16,640,951
Accumulated deficit	(144,120,050)	(16,640,951)	(160,761,001)

Line item on the restated consolidated statements of operations:

		Increase/
	2019	(Decrease)	2019 Restated
Share Based Compensation	—	16,640,951	16,640,951
Total operating expenses	80,010,094	16,640,951	96,651,045
Net loss before taxes	88,243,222	16,640,951	104,884,173
Net loss	91,766,464	16,640,951	108,407,415

Line item on the restated consolidated statements of cash flow:

		Increase/
	2019	(Decrease)	2019 Restated
Share Based Compensation	—	16,640,951	16,640,951
Net loss for the period	91,766,464	16,640,951	108,407,415

Line item on the restated consolidated statements of Changes in Shareholders’ (Deficiency) Equity:

		Increase/
	2019	(Decrease)	2019 Restated
Share-Based Reserve	—	16,640,951	16,640,951
Net loss	91,766,464	16,640,951	108,407,415

22.  SUBSEQUENT EVENTS

Sale of Cura Partners Inc.

On February 1, 2020, Curaleaf Holdings, Inc. closed the acquisition of Cura Partners Inc. originally announced May 1, 2019. The acquisition includes Cura’s manufacturing, processing, distribution, marketing and retail operations, and all adult-use cannabis products marketed under the Select brand name, including all intellectual property. In conjunction with the close of the acquisition, the $27,000,000 related party note (Note 9-Notes Payable) and warrants (Note 11-Warrants) were converted to shares of Curaleaf Holdings, Inc.

Supplier Agreement for Product Distribution

On March 1, 2020 Cura through its subsidiary Cura CA LLC. signed an exclusive distributor agreement with HERBL, Inc. (“HERBL”) whereby HERBL will be the exclusive distributor of Cura products within California for a period of 3 years with an optional 2-year extension at Cura’s discretion. HERBL will purchase, sell, and assume risk of loss for all Cura products. Pricing to HERBL will be 85.5% of Cura’s current wholesale list price.

Cura OK, LLC.

On March 20, 2020 Cura OK, LLC commenced operations in Oklahoma, operating under a partnership with SAP Resources, LLC (“SAP”). The partnership is for a period of twelve months with three successive one-year auto renewal periods unless Cura OK provides notice of termination within 60 days of the current term end. As part of the agreement, Cura is entitled to 95% of all net revenue for wholesale sales and will pay a month fee of $2,500 to SAP.